Exhibit (a)(5)(B)

The KeyW Holding Corporation Announces Final Results of Tender Offer for Any and All of its Outstanding 2.50% Convertible Senior Notes due 2019

HANOVER, Md., May 16, 2018 — The KeyW Holding Corporation (NASDAQ: KEYW) (the “Company”) announced today the expiration and final results of the Company’s previously announced offer to purchase (the “Tender Offer”) for cash any and all of the Company’s $149.5 million aggregate principal amount of outstanding 2.50% Convertible Senior Notes due 2019 (CUSIP No. 493723 AA8) (the “Notes”).

The Tender Offer expired at 11:59 p.m., New York City time, on May 15, 2018. As of the expiration of the Tender Offer, $126,892,000 aggregate principal amount of the Notes, representing approximately 84.88% of the outstanding Notes, were validly tendered (and not validly withdrawn) pursuant to the Tender Offer. The Company has accepted for purchase all Notes that were validly tendered (and not validly withdrawn) pursuant to the Tender Offer at the expiration of the Tender Offer at a purchase price equal to $1,000 per $1,000 principal amount of Notes, plus accrued and unpaid interest on such Notes, if any, from January 15, 2018 up to, but not including, the date of such acceptance and purchase (the “Settlement Date”). Payment for Notes that have been validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offer will be made on the Settlement Date. The Company expects the Settlement Date to be today, May 16, 2018.

After settlement, approximately $22,608,000 aggregate principal amount of the Notes will remain outstanding.

RBC Capital Markets, LLC acted as dealer manager for the Tender Offer.

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any of the Company’s securities.

About KeyW

KeyW is a pure-play national security solutions provider for the Intelligence, Cyber and Counterterrorism Communities’ toughest challenges. We support the collection, processing, analysis and dissemination of information across the full spectrum of their missions. We employ and challenge nearly 2,000 of the most talented professionals in the industry with solving such complex problems as preventing cyber threats, transforming data into intelligence and combating global terrorism.

Forward-Looking Statements: Statements made in this press release that are not historical facts constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to: statements about the Settlement Date; and other statements containing the words “estimates,” “believes,” “anticipates,” “plans,” “expects,” “will,” “potential,” “opportunities,” and similar expressions. These statements involve numerous risks and uncertainties, including but not limited to, those risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 16, 2018, and other filings that we make with the SEC from time to time. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. KeyW is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise, unless required by law.

Media Contact:

Heather Williams

Corporate Media Relations

443.733.1613

communications@keywcorp.com

Investor Contact:

Mark Zindler

Vice President, Investor Relations

703.880.9379

investors@keywcorp.com